

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Eileen Russell
Chief Executive Officer and President
EDUtoons, Inc.
101 East 52nd Street
10th Floor
New York, NY 10022

> **Re:** **EDUtoons, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 21, 2011**
> **File No. 333-168587**

Dear Ms. Russell:

We have reviewed your responses to the comments in our letter dated January 5, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Description of Business, page 14

1. We note your response to our prior comment seven. Please revise your disclosure so the Use of Proceeds and Description of Business sections are in clearer agreement. It may be helpful to include a table in your Use of Proceeds section showing the amount of proceeds to be allocated to each part of your business plan, assuming different amounts of proceeds raised and numbers of shares sold. Accordingly, please revise the Description of Business section to disclose the specific adjustments and any changes to the steps or timeline of your business plan if you do not raise the maximum amount in your offering.

Competition, page 18

2. Please revise to remove the reference to "[a]ll of the companies listed above" on page 18 as there are no companies listed above.

Interim Financial Statements

Note 6. Subsequent Events, page 41

3. We have reviewed your changes made in response to our prior comment 12. We note you valued the common shares issued in December 2010 at $0.01 per share, and as noted in your response, represented the value of your common stock offered during the period

of May 2010 to June 2010. Given that your Registration Statement on Form S-1 as initially filed with us on August 6, 2010, and as subsequently amended, is offering your common stock at a value of $0.05 per share, it appears the value of the shares issued to the officers in December 2010 should have been valued at a minimum of $0.05 per share or an aggregated cost of $25,000 rather than $0.01 per share (or an aggregate of $5,000). Please revise your disclosures to increase the value of such shares, or advise.

Other

Age of Financial Statements

4. Please consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Consents of Independent Registered Public Accounting Firm

5. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

John Dana Brown
Attorney-Advisor

cc: Via facsimile: (212) 980-5192
        Arthur S. Marcus, Esq.
        Gersten Savage LLP